SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: January 21, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-786-9684 chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

SHAREHOLDERS APPROVE REVERSE STOCK SPLIT

Hsinchu, Taiwan, January 21, 2011 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today announced its shareholders’ approval to effect the reverse stock split of ChipMOS’s common stock with a ratio of 1-for-every-4 shares.

ChipMOS’s shareholders approved the reverse stock split at the special general meeting of shareholders held today, making the reverse stock split effective on January 21, 2011, as previously authorized by the Company’s board of directors. As a result, the number of outstanding shares of ChipMOS common stock is reduced to approximately 27.7 million shares, from approximately 110.9 million shares prior to the reverse stock split becoming effective.

Trading on the NASDAQ of the split-adjusted shares of the Company’s common stock will begin on January 24, 2011. The shares will continue to trade under the symbol “IMOS,” with a “D” added to indicate the reverse stock split for 20 trading days. As a result of the reverse stock split a new CUSIP number has been assigned to the Company’s common stock.

The Company will not issue fractional shares in connection with the reverse stock split. Shareholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by four will receive a cash payment (without interest) in lieu of any fractional shares.

BNY Mellon, the Company’s transfer agent, is serving as the Company’s Exchange Agent in connection with the reverse stock split.

Mr. S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS noted, “We appreciate our shareholders’ support for the reverse stock split. With our financial restructuring, improved balance sheet, strategic capacity increase and customer diversification, ChipMOS believes that is in a strong position to pursue the growth opportunities in front of us. We anticipate that the additional step of implementing a reverse stock split could serve to improve the marketability and liquidity of ChipMOS common stock in order for the valuation to better reflect our business fundamentals and prospects for continued success.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.